DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Description of our Capital Stock

The following discussion of our capital stock is a summary and should be read in conjunction with our Articles of Incorporation and Bylaws, each of which are incorporated by reference as an exhibit on Form 10-K of which this Exhibit 4.0 is a part. Unless otherwise indicated, the terms “Company”, “Chefs’ Warehouse”, “we”, “us”, and “our” refer to The Chefs’ Warehouse, Inc.

Authorized Capital Stock

We are authorized to issue 100,000,000 shares of common stock, $0.01 par value per share (“Common Stock”), and 5,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”). We have not issued any Preferred Stock as of December 27, 2019.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors.

Dividend Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Miscellaneous

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which we may designate and issue in the future.

Listing

The Common Stock is listed on Nasdaq under the trading symbol “CHEF.”